Exhibit 12.1

Inergy, L.P. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Three Months Ended December 31,	Year Ended September 30,
	2010	2010	2009	2008	2007	2006

Earnings:

Net income	$38.5	$46.4	$108.1	$63.1	$138.6	$6.4

Income taxes	0.2	0.2	1.7	1.4	6.5	0.6

Interest expense	33.1	91.5	70.5	62.6	54.4	55.8

Interest portion of operating leases	1.3	5.1	4.0	3.6	3.3	3.3

Earnings for ratio calculation	$73.1	$143.2	$184.3	$130.7	$202.8	$66.1

Fixed charges:

Interest expense	$33.1	$91.5	$70.5	$62.6	$54.4	$55.8

Interest portion of operating leases	1.3	5.1	4.0	3.6	3.3	3.3

Total fixed charges	$34.4	$96.6	$74.5	$66.2	$57.7	$59.1

Ratio of earnings to fixed charges	2.12	1.48	2.47	1.97	3.52	1.12

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, plus fixed charges. Fixed charges consist of net interest expense on all indebtedness, the amortization of deferred financing costs and interest related to the write-off of deferred financing costs and interest associated with operating leases.